Exhibit 2.1
EXECUTION COPY
PURCHASE AND ASSUMPTION AGREEMENT
BY AND BETWEEN
GMAC BANK
AND
GMAC AUTOMOTIVE BANK
DATED AS OF NOVEMBER 20, 2006

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SCHEDULES AND ANNEXES

Schedule A	Acquired Assets
Schedule B	Assigned Contracts
Schedule C	Assumed Liabilities
Schedule D	Excluded Assets
Schedule E	Excluded Liabilities
Schedule F	Permissible Liens
Schedule G	Seller Requisite Regulatory Approvals
Schedule H	Purchaser Requisite Regulatory Approvals
Schedule I	Third Party Consents
Schedule J	Material Contracts
Schedule K	Employees

Annex A	Form of Bill of Sale
* * * * *

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PURCHASE AND ASSUMPTION AGREEMENT
     THIS PURCHASE AND ASSUMPTION AGREEMENT, dated as of November 20, 2006 (this “Agreement”), is entered into by and between GMAC Bank, a federal savings bank, with its principal place of business in Horsham, Pennsylvania (“Seller”) and GMAC Automotive Bank, an industrial bank with its principal place of business in Midvale, Utah (“Purchaser”).
RECITALS
     WHEREAS, pursuant to this Agreement, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Acquired Assets (as defined below) pursuant to the terms contained and in the manner described herein;
     WHEREAS, pursuant to this Agreement, the Seller desires to transfer to the Purchaser, and the Purchaser desires to assume from the Seller, the Assumed Liabilities (as defined below) pursuant to the terms contained and in the manner described herein.
     NOW, THEREFORE, in consideration of the premises, and of the mutual representations and agreements contained in this Agreement, the parties agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions of Certain Terms.
     (a) In this Agreement, the following terms are used with the meanings assigned below:
     “Acquired Assets” means all right, title and interest of the Seller in and to the Assigned Contracts and the assets and properties described in Schedule A, except to the extent they constitute Excluded Assets.
     “Action” means any claim, action, complaint, investigation, petition, suit or other proceeding, whether civil, criminal or administrative, in law or in equity, or before any arbitrator or Governmental Authority.
     “Affiliate” means, with respect to any Person, each Person that controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.
     “Applicable Order” means, with respect to any Person, a judgment, injunction, writ, decree or order of any Governmental Authority, in each case legally binding on that Person or on any of its property.

     “Assigned Contracts” means the Contracts set forth on Schedule B.
     “Assumed Liabilities” means the Liabilities of the Seller set forth on Schedule C.
     “Books and Records” means existing books, records, original documents, correspondence, customer lists, books of account, customer service and collection records, billing tapes, month-end tapes, files, papers, statement forms, application forms and other supplies and data maintained by or for the Seller, whether in hard copy or electronic format or any other form, to the extent used or held for use by the Seller primarily in the business related to the Acquired Assets and Assumed Liabilities, other than, sales receipts, personnel files and any of the foregoing to the extent related to the Excluded Assets and other than Tax returns or Tax work papers. For the avoidance of doubt, the term “Books and Records” does not include any of the Seller’s minute books, stock ledgers, internal accounting records, personnel files or other corporate records and documents.
     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in Pennsylvania or Utah generally are required or authorized by law or executive order to close.
     “Cause” means that a Transferred Employee (i) fails to satisfactorily perform such Transferred Employee’s job functions, (ii) has been convicted of a misdemeanor involving moral turpitude or any felony, (iii) has committed an act of fraud upon the Purchaser or an act evidencing dishonesty toward the Purchaser, or (iv) has misappropriated funds, property, or rights of the Purchaser.
     “Code” means the Internal Revenue Code of 1986.
     “Constituent Documents” means the articles of association, articles of incorporation, certificate of incorporation, by-laws and/or other organizational documents, as appropriate, of any Person.
     “Contract” means, with respect to any Person, any agreement, undertaking, contract, indenture, deed of trust or other instrument, document or agreement by which that Person, or any amount of its properties, is bound and/or subject.
     “Cut-Off Time” means 11:59 PM Eastern time on November 21, 2006, or such other date as may be agreed to by the parties, but not, in any event, later than November 30, 2006.
     “Employees” means all full-time and part-time employees of the Seller or any of their Affiliates (whether or not on vacation, military leave, sick leave, maternity leave, disability or other leave of absence) who are employed principally in connection with the Acquired Assets or Assumed Liabilities, other than Alan Lindsay, Joseph O’Neill, Jr. and any other employees of the Seller excluded by mutual agreement of the parties hereto.

     “Estimated Closing Statement” means a statement prepared by the Seller, in a form to be agreed upon by the parties hereto, showing in reasonable detail the calculation of the Estimated Purchase Price.
     “Estimated Purchase Price” means the net book value of the Acquired Assets minus the net book value of the Assumed Liabilities based on data available as of the close of business on the fifth Business Day preceding the Closing Date.
     “Excluded Assets” means the assets of the Seller related to its business that are not being acquired by the Purchaser hereunder, and described in Schedule D.
     “Excluded Liabilities” means Liabilities of the Seller (or any of its predecessors), other than the Assumed Liabilities, of any kind whatsoever, whether presently in existence or arising hereafter, including the Liabilities described in Schedule E.
     “Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more or, if no such rate is published for a day, the rate published for the preceding Business Day, calculated on a daily basis based on a 365-day year.
     “Final Closing Statement” means a statement prepared by the Seller, in a form to be agreed upon by the parties hereto, showing in reasonable detail the Seller’s calculation of the Purchase Price, based on the Acquired Assets and Assumed Liabilities as of the Cut-Off Time.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Authority” means any domestic or foreign governmental, regulatory or self-regulatory authority, agency, court, tribunal, commission or other governmental, regulatory or self-regulatory entity exercising legislative, judicial, regulatory or administrative functions.
     “Knowledge” means, with respect to the Seller, the actual knowledge of the executive officers of the Seller who have managerial responsibility for the relevant area of the Seller’s business or operations and, with respect to the Purchaser, the actual knowledge of the executive officers of the Purchaser who have managerial responsibility for the relevant area of the Purchaser’s business or operations.
     “Liability” means any debt, liability, commitment or obligation, of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.
     “Lien” means, with respect to any property, any lien, security interest, mortgage, pledge, charge or encumbrance relating to that property, including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.

     “Master File” means the master file maintained by the Seller with respect to the loan accounts, including identification and other borrower data and account information, the names and addresses of borrowers with respect to the accounts, loan balances and accrued interest. For avoidance of doubt, the Master File will not contain information about deposit accounts.
     “Material Adverse Effect” means:
     (a) with respect to the Acquired Assets and Assumed Liabilities, a material adverse change in, or a material adverse effect upon, the results of operations or financial condition of the Acquired Assets and Assumed Liabilities, taken as a whole, excluding any effect or change attributable to or resulting from (i) events, conditions or occurrences in economic, business or financial conditions generally affecting the consumer credit business, or banking industry, (ii) financial market conditions, including interest rates or changes therein, (iii) changes in laws, GAAP or regulatory accounting principles, (iv) any action, omission, change, effect, circumstance or condition contemplated by this Agreement, or attributable to the signing and announcement of this Agreement or the transactions contemplated by this Agreement or (v) any actions or omissions required by the terms of this Agreement; and
     (b) with respect to the Seller or with respect to the Purchaser, a material impairment of the ability of the relevant Person or Persons to perform its or their material obligations under this Agreement.
     “Permissible Liens” means (a) Liens set forth on Schedule F and (b) Liens for taxes, assessments and other governmental charges or levies not yet due or which are being contested in good faith by appropriate action.
     “Person” means any individual, corporation, business trust, partnership, association, limited liability company or similar organization, or any Governmental Authority.
     “Previously Disclosed” means, with respect to the Seller or the Purchaser, information set forth in the Schedules, whether in response to an express informational requirement or as an exception to one or more representations or covenants.
     “Purchase Price” means the net book value of the Acquired Assets minus the net book value of the Assumed Liabilities as of the Cut-Off Time.
     “Requirement of Law” means, with respect to any Person, any law, ordinance, statute, treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case binding on that Person or any material amount of its property.
     “Requisite Regulatory Approvals” means the consents, registrations, approvals, permits or authorizations designated as such on Schedule G with respect to the Seller and Schedule H with respect to the Purchaser.

     “Tax” and “Taxes” means any income, alternative or add-on minimum tax, gross receipts, sales, use, transfer, gains, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign).
     “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules) including any information return, claim for refund, amended return and declaration of estimated Tax.
     (b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Term	Section
Accountant	2.4(c)
Agreement	Preamble
Closing	3.1(a)
Closing Date	3.1(a)
Employee Notification Acts	6.2(b)
Employee Plans	4.1(j)(i)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Losses	9.2
Purchase and Assumption	3.1(a)
Purchaser	Preamble
Purchaser Benefit Plans	6.2(a)
Purchaser Severance Plan	6.3(c)
Purchaser Tax Act	6.1(a)
Resolution Period	2.4(c)
Seller	Preamble
Transferred Employee	6.2(a)
Vacation Policy	6.3(d)
     Section 1.2 Interpretation.
     (a) In this Agreement, unless the context otherwise requires, references to: (i) the Preamble or the Recitals, Sections, Annexes or Schedules refer to the Preamble or a Recital or Section of, or Annex or Schedule to, this Agreement; (ii) any Contract (including this Agreement) refer to the Contract as amended, modified, supplemented or replaced from time to time; (iii) any statute or regulation refer to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute or regulation include any successor to the section; (iv) any Governmental Authority include any successor to the Governmental Authority; and (v) this Agreement are to this Agreement, the Schedules and the Annexes hereto.

     (b) The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.
     (c) Whenever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”
     (d) This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the other.
ARTICLE II
PURCHASE, SALE AND ASSUMPTION
     Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions of this Agreement at the time of the Closing and effective from and after the Closing Date, the Seller shall sell, convey and assign to the Purchaser, free and clear of all Liens, except Permissible Liens, the Acquired Assets, and the Purchaser agrees to purchase all such Acquired Assets.
     Section 2.2 Assumption of Liabilities. On the terms and subject to the conditions of this Agreement from and after the Closing Date, the Purchaser agrees to assume, pay, defend, discharge and perform as and when due the Assumed Liabilities.
     Section 2.3 Excluded Assets and Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and not any Excluded Liabilities and is purchasing only the Acquired Assets and not the Excluded Assets. The Excluded Liabilities and Excluded Assets will be retained by the Seller.
     Section 2.4 Purchase Price; Purchase Price Adjustment.
     (a) On the second Business Day before the Closing, the Seller will deliver to the Purchaser the Estimated Closing Statement reflecting the Seller’s calculation of the Estimated Purchase Price to be paid by the Purchaser at the Closing.
     (b) No later than January 19, 2007, the Seller will deliver to the Purchaser the Final Closing Statement prepared based on information regarding the Acquired Assets as of the Cut-Off Time and all material working papers relating to the Final Closing Statement.
     (c) The Purchaser shall, within fourteen (14) days after receipt of the Final Closing Statement, advise the Seller in writing and in reasonable detail of any inaccuracies it believes were reflected in the Final Closing Statement. In the event no such objection is delivered to the Seller within such time period, the Final Closing Statement, as delivered to the Purchaser, shall be final and binding upon the parties. In the event the Purchaser delivers such an objection, the Seller and the Purchaser shall attempt in good faith to resolve their differences. In the event all differences are not resolved within twenty-eight (28) days following receipt of the Final Closing Statement by the Purchaser (the “Resolution Period”), then the issues remaining unresolved shall be determined by an independent public accounting firm mutually acceptable to the Seller and the Purchaser (the “Accountant”), or, if the Seller and the Purchaser are unable to agree on the Accountant within seven (7) days after the expiration of the Resolution Period, then the Accountant shall be selected by the Seller’s and the Purchaser’s independent accountants within fourteen (14) days after the expiration of the Resolution Period. The Seller and the Purchaser agree to execute, if requested by the Accountant, a reasonable engagement letter. The Accountant shall act as an arbitrator to resolve all disputed items in accordance with the provisions of this Agreement. The Seller and the Purchaser shall instruct the Accountant to use its reasonable best efforts to provide the determination of the disputed items within twenty-one (21) days of the submission of the disputed items. In making its determination, the Accountant may only consider those items and amounts as to which the Purchaser and the Seller have disagreed within the time periods and the permitted grounds specified. The Accountant’s determination will be conclusive and binding on the Purchaser and the Seller absent manifest error. The fees of the Accountant will be shared by the Purchaser and the Seller in proportion to the relative differences between their respective calculations of the Purchase Price and the amount determined by the Accountant.
     (d) If the Estimated Purchase Price exceeds the Purchase Price, then the Seller shall, within five (5) Business Days after the Purchase Price has been finally determined pursuant to Section 2.4(c), pay such excess to the Purchaser, together with interest on such excess for the period from and including the Closing Date to but excluding the date of such payment at a rate per annum equal to the Federal Funds Rate. If the Estimated Purchase Price is less than the Purchase Price, then the Purchaser shall, within five (5) Business Days after the Purchase Price has been finally determined pursuant to Section 2.4(c), pay such deficiency to the Seller, together with interest on such deficiency for the period from and including the Closing Date to but excluding the date of such payment at a rate per annum equal to the Federal Funds Rate. Each party to this Agreement will make available to the other parties, and to the Accountant, its and its accountants work papers, schedules and other supporting data as may be reasonably requested by such party to enable it to verify the amounts set forth in the Final Closing Statement.
     Section 2.5 Allocation of Purchase Price.
     (a) Within sixty (60) Business Days after the Closing, the Purchaser and the Seller shall agree on the allocation of the Purchase Price (including Assumed Liabilities) among the Acquired Assets and shall prepare an allocation statement reflecting such agreed-upon allocation.
     (b) The Purchaser and the Seller shall report the allocation of the total consideration among the Acquired Assets in a manner consistent with the allocation statement and shall act in accordance with the allocation statement in the preparation and filing of all Tax Returns (including filing Form 8594 with their respective Federal income tax returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Treasury regulations, the Internal Revenue Service or any applicable state or local taxing authority) and in the course of any Tax audit, Tax review or Tax litigation relating thereto.
     (c) The Purchaser and the Seller will promptly inform each other of any challenge by any Governmental Authority to any allocation made pursuant to this Section 2.5 and shall consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.
     Section 2.6 Third-Party Consents.
     (a) The Purchaser and the Seller shall use commercially reasonable efforts to obtain the consents set forth on Schedule I. The Purchaser and the Seller shall use commercially reasonable efforts to obtain any required consents to the assignment of the Assigned Contracts by the Closing Date, and if any such consents have not been obtained as of the Closing Date, to continue to seek such consents and promptly upon receipt of such consents effect such assignments; provided, however, that such reasonable efforts shall not include any requirement of the Purchaser or the Seller to expend money or offer or grant any accommodation (financial or otherwise) to any third party.
     (b) To the extent that any consent needed to assign to the Purchaser any Assigned Contract has not been obtained on or prior to the Closing Date, this Agreement and any document delivered pursuant hereto will not constitute an assignment or attempted assignment thereof if such assignment or attempted assignment would constitute a material breach of such Assigned Contract or would give rise to a valid right of termination thereof. If any such third-party consent will not be obtained on or prior to the Closing Date, then the parties will use commercially reasonable efforts (which for purposes of this Section 2.6(b) shall not require any payment of money by the Seller or the Purchaser) to enter into alternative arrangements at the Closing pursuant to which the Purchaser would obtain all of the benefits and assume all of the obligations under such Assigned Contract;
ARTICLE III
CLOSING; ASSIGNMENT
     Section 3.1 The Closing.
     (a) The closing (the “Closing”) of the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities hereunder (collectively, the “Purchase and Assumption”) will take place at the offices of Seller at 4 Walnut Grove Drive, Horsham, Pennsylvania on the second Business Day after the last of the conditions set forth in Sections 7.1, 7.2 and 7.3 (other than conditions relating solely to the delivery of documents to be dated the Closing Date) has been satisfied or waived in accordance with the terms of this Agreement or at such other date as the parties hereto jointly designate in writing (the “Closing Date”).
     (b) At the Closing, the Purchaser and the Seller will deliver or cause to be delivered to each other instruments of sale, assignment, transfer and conveyance of the Acquired Assets and the Assumed Liabilities, respectively, in substantially the form set forth in Annex A, appropriately executed by the Seller and the Purchaser.
     (c) At the Closing, the Purchaser will pay the Estimated Purchase Price by initiating a wire transfer of immediately available funds (in U.S. dollars) prior to 1:00 p.m. Eastern time on the Closing Date to an account or accounts specified by the Seller at least one Business Day prior to the Closing Date.
     (d) No later than thirty (30) days following the Closing, Seller shall deliver to Purchaser the Master File.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARTIES
     Section 4.1 Representations and Warranties of the Seller. Except as Previously Disclosed, the Seller represents and warrants to the Purchaser as follows:
     (a) Existence and Authority. The Seller is a federal saving bank, validly existing and in good standing under the laws of the United States of America. The Seller is duly organized and validly existing under its jurisdiction of organization. The Seller has the requisite power and authority to own the Acquired Assets, and is duly qualified to do business in each jurisdiction where the ownership or operation of the Acquired Assets requires such qualification, except for any failure to have such authority or be so qualified that would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.
     (b) Authorization and Validity. The Seller has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement to which it is a party. This Agreement has been duly authorized, executed and delivered by the Seller. Assuming that this Agreement has been duly authorized, executed and delivered by the Purchaser, this Agreement is or will be at the Closing Date, the legal, valid and binding obligation of the Seller, enforceable against Seller in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.
     (c) Governmental and Third-Party Consents. No notices, reports or other filings are required to be made by the Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any Governmental Authority or any other third party in connection with the execution, delivery or performance of this Agreement or the consummation by the Seller of the transactions contemplated by this Agreement, except for the Requisite Regulatory

Approvals and the other Previously Disclosed regulatory and third party approvals and for such notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure to obtain which would not have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.
     (d) No Conflicts. The execution, delivery and performance by the Seller does not, and (subject to obtaining the Previously Disclosed governmental and third-party consents referred to on Schedule I) the consummation of the transactions contemplated by this Agreement will not: (i) breach or violate the Constituent Documents of the Seller; (ii) breach or violate any Requirement of Law or Applicable Order applicable to the Seller; (iii) breach, violate or result in a default under the terms, conditions or provisions of any Contract of the Seller, or give any third party the right to terminate or cancel any right of the Seller under any Contract of such Seller, or accelerate the performance of its obligations thereunder, in each case where such Contract relates to the Acquired Assets or Assumed Liabilities; or (iv) result in the creation of any Lien on any Acquired Asset other than a Permissible Lien (with or without the giving of notice or the lapse of time, or both); except in each case described in clause (ii), (iii) or (iv), for any breach, violation, default, termination, cancellation, acceleration or Lien that would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.
     (e) Title to Properties; Encumbrances. The Seller has good title to or a valid leasehold interest in, or is licensed or otherwise entitled to use, all of the Acquired Assets, free and clear of all Liens other than Permissible Liens.
     (f) Litigation. There are no Actions pending in arbitration or before any Governmental Authority, against the Seller in connection with any Acquired Asset or Assumed Liability, or to the Seller’s Knowledge, threatened against the Seller with respect to the Acquired Assets or Assumed Liabilities, in each case that would reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.
     (g) Contracts. Except to the extent that any of the following would not have a Material Adverse Effect on the Acquired Assets, Assumed Liabilities or the Seller, each Assigned Contract is a valid, legally binding agreement of the Seller and neither the Seller nor, to the Seller’s Knowledge, any other party thereto is in default under the terms of any such Contract. Schedule J sets forth a complete list of all material Contracts primarily related to the Acquired Assets and Assumed Liabilities.
     (h) Books and Records. All Books and Records of the Seller relating to the Acquired Assets or Assumed Liabilities have been maintained accurately and in accordance with GAAP (where applicable) and with all applicable Requirements of Law, except for any instances of inaccuracy or noncompliance that would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.

     (i) Compliance with Laws. Except to the extent that the following would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller: (i) the Seller is in compliance with all Requirements of Law relating to the Acquired Assets and Assumed Liabilities and (ii) the Seller is not aware of any act or omission of the Seller that would in any way delay or impede the ability of the Seller to (A) consummate the transactions contemplated hereby or (B) timely perform all of its obligations hereunder.
     (j) Employees.
(i)	Schedule K contains a true and complete list of all of the Employees as of the date hereof, specifying their position, date of hire, full- or part-time status, leave status, annual salary, hourly wages and bonus arrangements. A complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), and all stock purchase, stock option, severance, employment, stay-pay, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements under which any Employee has any present or future right to benefits sponsored or maintained by the Seller or any of their Affiliates (such plans, agreements, programs, policies and arrangements, whether or not material, shall be referred to hereinafter collectively as the “Employee Plans”) has been made available to the Purchaser. The Seller has made available to the Purchaser copies of the Seller’s new-hire package and has provided the Purchaser with true and correct copies of Seller’s vacation and severance policies.

(ii)	None of the Employees is represented in his or her capacity as an employee of the Seller by any labor organization, nor has the Seller recognized any labor organization as the collective bargaining agent of any Employees. As of the date hereof, there are no pending proceedings for the certification of a labor union involving any of the Employees or, to the Seller’s Knowledge, any union organization activity involving any of the Employees. The Seller is in compliance in all material respects with all Requirements of Law relating to the employment of labor with respect to the Acquired Assets and Assumed Liabilities.
     (k) No Brokers or Finders. Any liability incurred by the Seller or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby will be borne by the Seller.

     (l) Accuracy of Information. The information contained in the Books and Records delivered to Purchaser prior to the date hereof was, and the information contained in the Books and Records delivered to Purchaser on the Closing Date will be, taken as a whole, complete and accurate as of the date of delivery and the Cut-Off Time, respectively, except for any instances of incompleteness or inaccuracy that would not be reasonably expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities or the Seller.
     (m) Tax Returns. The Seller has timely filed all Tax Returns relating to the Acquired Assets or Assumed Liabilities that they were required to file on or before the date hereof (taking into account all applicable extensions), and has timely paid all Taxes shown thereon as due and owing, other than Taxes which are being contested in good faith by appropriate action. There are no Liens with respect to Taxes upon any of the Acquired Assets other than with respect to Taxes not yet due and payable or which are being contested in good faith by appropriate action.
     Section 4.2 Representations and Warranties of the Purchaser. Except as Previously Disclosed, the Purchaser represents and warrants to the Seller as follows:
     (a) Existence and Authority. The Purchaser is an industrial bank, validly existing and in good standing under the laws of the State of Utah and the United States of America, and has the corporate power and authority to carry on its business as now conducted and to acquire the Acquired Assets and assume the Assumed Liabilities.
     (b) Authorization and Validity. The Purchaser has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement to which it is a party. This Agreement has been duly authorized, executed and delivered by the Purchaser. Assuming that this Agreement has been duly authorized, executed and delivered by the Seller, this Agreement is or will be at the Closing Date, the legal, valid and binding obligation of the Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.
     (c) Governmental and Third-Party Consents. No notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any Governmental Authority or any other third party in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement, except for the Requisite Regulatory Approvals and for such notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure to obtain which would not have a Material Adverse Effect on the Purchaser or materially adversely affect the ability of the Purchaser to perform their obligations under this Agreement.
     (d) No Conflicts. The execution, delivery and performance by the Purchaser does not, and (subject to obtaining the Previously Disclosed governmental and third-party consents referred to referred to on Schedule I) the consummation of the transactions contemplated by this Agreement will not: (i) breach or violate the Purchaser’s Constituent Documents; (ii) breach or violate any Requirement of Law or Applicable Order applicable to the Purchaser; (iii) breach, violate or result in a default under the terms, conditions or provisions of any Contract of the Purchaser, or give any third party the right to terminate or cancel any right of the Purchaser under any such Contract, or accelerate the performance of its obligation thereunder; or (iv) result in the creation of any Lien on the properties or assets of the Purchaser; except in each case described in clause (ii), (iii) or (iv), for any breach, violation, default, termination, cancellation, acceleration or Lien that would not reasonably be expected to have a Material Adverse Effect on the Purchaser or materially adversely affect the ability of the Purchaser to perform their obligations under this Agreement.
     (e) Compliance with Laws. Except to the extent that the following would not reasonably be expected to have a Material Adverse Effect with respect to the Purchaser or the Acquired Assets and the Assumed Liabilities after the Closing Date, the Purchaser is not subject to any capital plan or supervisory agreement, order or memorandum between it and any Governmental Authority that restricts in any respect its operation of its business; and Purchaser is not aware of any fact or circumstances that would in any way delay or impede its ability to (A) consummate the transactions contemplated hereby or (B) timely perform all of its obligations hereunder.
     (f) Financing. The Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Estimated Purchase Price as required by Section 3.1(c) and to timely pay any other amounts to be paid by it under this Agreement.
     (g) Litigation. There are no Actions pending, in arbitration or before any Governmental Authority, against the Purchaser or any of its assets that would be reasonably expected to have a Material Adverse Effect with respect to the Purchaser or the Acquired Assets and Assumed Liabilities following the Closing Date.
     (h) No Brokers or Finders. Any liability incurred by the Purchaser or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby will be borne by the Purchaser.
     Section 4.3 No Other Representations or Warranties. Except as expressly set forth in this Article IV and Article VI, neither the Seller nor the Purchaser have made or make any other express or implied representations, or any express or implied warranty, either written or oral, with respect to the Acquired Assets, the Assumed Liabilities or the Seller, or the Purchaser, respectively.

ARTICLE V
COVENANTS
     Section 5.1 Conduct of Business.
     (a) Except as otherwise contemplated hereby and except for transactions in the ordinary course of business, until the Closing Date, the Seller will use its respective commercially reasonable efforts to preserve intact the business organizations and relationships with third parties relating to the Acquired Assets and Assumed Liabilities, to keep available the services of required employees relating to the Acquired Assets and Assumed Liabilities and to preserve beneficial relationships with customers in connection with the Acquired Assets and Assumed Liabilities, following substantially the same material practices and standards, as in effect on the date hereof.
     (b) Except as otherwise contemplated hereby and except for transactions in the ordinary course of business, until the Closing Date, the Purchaser will use its respective commercially reasonable efforts to preserve intact the business organizations and relationships with third parties, to keep available the services of required employees and to preserve beneficial relationships with customers, following substantially the same material practices and standards as in effect on the date hereof.
     Section 5.2 Certain Changes. Without limiting Section 5.1, and except as otherwise contemplated hereby or required by applicable Requirements of Law, from the date hereof until the Closing Date, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld or delayed), the Seller will not, with respect to the Acquired Assets or Assumed Liabilities:
     (a) enter into or amend any Contract except in the ordinary course of the business consistent with past practice and only to the extent such entry or amendment would not have a Material Adverse Effect;
     (b) change in any material respect its operating policies and procedures (or the manner of application thereof) with respect to the Acquired Assets or Assumed Liabilities;
     (c) sell, lease or otherwise dispose of any of the Acquired Assets except (i) in the ordinary course of the business consistent with past practice and in transactions that individually or in the aggregate with all such other dispositions would not have a Material Adverse Effect on the Seller or the Acquired Assets and the Assumed Liabilities, (ii) pursuant to the terms of Contracts or commitments existing as of the date hereof, (iii) Permissible Liens, or (iv) as Previously Disclosed;
     (d) increase the compensation or benefits of the Employees, except for (i) increases in the ordinary course of business consistent with past practice or as required by any Contract or Employee Plan or commitment in effect on the date of this Agreement, (ii) new hires and promotions in the ordinary course of business and (iii) payment of stay-pay and similar retention compensation arrangements;

     (e) agree with any Person or otherwise commit themselves to do any of the foregoing.
If the Seller contemplates taking any of the permitted actions set forth in this Section 5.2, it shall use commercially reasonable efforts to provide prior notice of such action to the Purchaser.
     Section 5.3 Access.
     (a) Until the Closing Date, upon reasonable prior notice and subject to applicable Requirements of Law relating to the exchange of information, the Seller will permit the Purchaser and its authorized representatives to have reasonable access, during regular business hours for purposes consistent with this Agreement (including reasonable access to the servicing reports, systems and procedures of the Seller), to the personnel (including the Employees), properties and financial Books and Records relating to the Acquired Assets or Assumed Liabilities, to the extent that such access does not interfere with the business of the Seller; provided, that the foregoing shall not (i) require the Seller to permit any inspection, or to disclose any information, that in their reasonable judgment would result in the disclosure of any trade secrets of third parties or trade secrets of the Seller or their Affiliates unrelated to the Acquired Assets or Assumed Liabilities or violate any obligations of the Seller to any third party with respect to confidentiality if the Seller shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) require any disclosure by the Seller that could, as a result of such disclosure, have the effect of causing the waiver of any attorney-client privilege.
     (b) If this Agreement is terminated, the Purchaser, at its own expense, will promptly deliver (without retaining any copies) to the applicable Seller or (at the Seller’s option) confirm in writing to the Seller that it has completely destroyed, all information furnished to the Purchaser or its representatives by the Seller or any of their agents, employees or representatives in connection with this Agreement, whether so obtained before or after execution hereof, and all analyses, compilations, forecasts, studies or other documents prepared by the Purchaser or its representatives that contain or reflect any such information. The Purchaser will cause any information so obtained to be kept confidential and will not use, or permit the use of, such information in its business or in any other manner or for any other purpose except as contemplated by this Agreement.
     Section 5.4 Reasonable Efforts; Other Filings.
     (a) Subject to the terms and conditions of this Agreement, the Purchaser and the Seller will use commercially reasonable efforts to take, or cause to be taken, all actions and will do, or cause to be done, all things necessary, proper or advisable under applicable Requirements of Law, so as to permit consummation of the Purchase and Assumption as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated by this Agreement and will cooperate fully to that end.
     (b) Without limiting Section 5.4(a), the Seller and the Purchaser will use commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including taking any action necessary to defend, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Authority adversely affecting the transactions contemplated by this Agreement, including promptly appealing any adverse court or administrative decision. The Seller, on the one hand, and the Purchaser, on the other hand, shall consult with the other with respect to the obtaining of such permits, consents, approvals and authorizations and to keep the other apprised of the status thereof. Subject to appropriate confidentiality protections, the Seller and the Purchaser shall each furnish to the others such necessary information and reasonable assistance as any of the other parties may request in connection with the foregoing and shall each provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Authority and any other information supplied by such party and such party’s Affiliates to a Governmental Authority in connection with this Agreement and the transactions contemplated hereby. Each party shall, subject to applicable Requirements of Law, permit counsel for the other party to review in advance any such proposed written communication to any Governmental Authority.
     (c) Without limiting the foregoing, the Seller and the Purchaser will use commercially reasonable efforts to obtain the Requisite Regulatory Approvals in time to permit the Closing Date to occur on or before November 22, 2006 or, if the Closing Date has not occurred, as promptly after November 22, 2006 as reasonably practicable. The Seller, on the one hand, and the Purchaser, on the other hand, further agrees, without any request or demand by the other, to complete all necessary filings related to the Requisite Regulatory Approvals no later than ten (10) Business Days from the execution and delivery of this Agreement and to prosecute actively all such filings and pursue the receipt of each Requisite Regulatory Approval.
     (d) The Purchaser will promptly notify the Seller in writing, and the Seller will promptly notify the Purchaser in writing, upon (i) becoming aware of any order or decree or any complaint praying for an order or decree restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated hereunder and thereunder, or (ii) receiving any notice from any Governmental Authority of its intention to (A) institute an Action to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated hereunder and thereunder, (B) nullify or render ineffective this Agreement if such transactions are consummated (C) fail to issue or give any of the Requisite Regulatory Approvals or (D) otherwise materially restrict or impair such party’s ability to consummate the transactions contemplated by and performance obligations under this Agreement.
     Section 5.5 Additional Instruments. At the reasonable request of the Seller, on the one hand, or the Purchaser, on the other hand, at or after the Closing, the Person receiving such request will promptly execute and deliver, or cause to be executed and delivered, to the requesting party such assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement, in form and substance satisfactory to the requesting party, as may be reasonably necessary to carry out or implement any provision of this Agreement.

     Section 5.6 Post-Closing Access. Each party will upon reasonable notice afford to the other party, their Affiliates and their representatives reasonable access (including the right to copy), without charge, during normal business hours, to the Acquired Assets, Assumed Liabilities, the Books and Records relating thereto, the Transferred Employees (to the extent then employed by the Purchaser or any of its Affiliates), all as may be reasonably requested by a party in order to enable the party to (i) perform any covenants required to be performed under this Agreement after the Closing Date by them; (ii) permit the preparation of any Tax Return, any financial report or other document required to be filed with any Governmental Authority; (iii) respond to any Action by any Governmental Authority or any other Person, with respect to matters that may constitute Excluded Liabilities; and (iv) permit the processing of or response to any claim made under this Agreement, and each party shall reasonably cooperate with the other, if requested, in connection with the foregoing.
     Section 5.7 Cooperation in Litigation.
     (a) The Purchaser shall take commercially reasonable actions necessary to make Transferred Employees who are then employed by the Purchaser and knowledgeable with respect to the matter in question available to the Seller for thirty-six months after the Closing Date with respect to any Action to which a Seller is or becomes a party or is otherwise involved with regard to the Acquired Assets or Assumed Liabilities. The Purchaser agrees to use reasonable efforts to provide that any Transferred Employees who terminate their employment with the Purchaser or any of its Affiliates and enter into termination agreements or similar agreements, arrangements or understandings with the Purchaser, will be obligated to continue to assist the Seller in the investigation, evaluation, or defense of any such matters for the period ending thirty-six months after the Closing Date, whether as consultants, expert witnesses, or otherwise. For the avoidance of doubt, reasonable efforts do not require Purchaser to pay or promise to pay any additional compensation to such Transferred Employees to obtain their agreement to provide such assistance. The Seller will reimburse the Purchaser for reasonable out-of-pocket expenses incurred by the Purchaser in connection with requests by the Seller pursuant to this Section 5.7 (excluding salary and fringe benefits paid to such employees and related direct or indirect overhead).
     (b) The Seller and the Purchaser shall cooperate, to the extent reasonably requested by the other, in the handling and disposition of any Actions, whether or not pending or threatened prior to the Closing, that arise out of or are related to any event or occurrence with respect to the Acquired Assets or Assumed Liabilities prior to the Closing; provided, however, that the party ultimately responsible for discharging such Action shall have the authority to take such actions as it deems necessary or advisable, in its sole discretion, to discharge such Action, subject, however, to the provisions of this Agreement and so long as such actions do not have a material adverse effect on the other party.

     (c) The Seller shall be entitled to keep copies of all litigation filings, correspondence, Books and Records and other documentation of any kind that the Seller reasonably determines are necessary or desirable in connection with its handling and disposition of Actions.
     Section 5.8 Preservation of and Access to Books and Records. The Purchaser shall preserve and keep all Books and Records relating to the Acquired Assets and Assumed Liabilities and all information relating to the accounting, business, financial and Tax affairs of relating to the Acquired Assets and Assumed Liabilities in existence on the Closing Date or that come into existence after the Closing Date but relate to the Acquired Assets or Assumed Liabilities prior to the Closing Date for a period of five (5) years thereafter, or for any longer period (i) as may be required by any federal, state, local or foreign governmental body or agency, (ii) as may be reasonably necessary with respect to the prosecution or defense of any audit or other Action that is then pending or threatened, or (iii) that is equivalent to the period established by any applicable statute of limitations (or any extension or waiver thereof) with respect to matters pertaining to Taxes. For a period of two (2) years following the five (5) year period specified above, if the Purchaser wishes to destroy such records, the Purchaser shall first provide the Seller the opportunity to take possession of the same.
ARTICLE VI
TAX AND EMPLOYEE MATTERS
     Section 6.1 Taxes.
     (a) The Seller shall be liable for and pay (i) any Taxes related to the Acquired Assets or the Assumed Liabilities that accrue or otherwise relate to any taxable year or period (or a portion thereof) ending or deemed to end prior to the Closing Date and (ii) any Taxes imposed upon the Seller or their Affiliates as a result of the sale of the Acquired Assets to the Purchaser; provided, however, that the Seller shall not be liable for any Taxes (i) imposed directly or indirectly upon the Seller or their Affiliates resulting from any action taken after the Closing by the Purchaser (other than the transactions contemplated hereunder) or any of their Affiliates, or by any transferee of the Purchaser or any of their Affiliates (a “Purchaser Tax Act”) or (ii) legal fees or expenses incurred in connection with any such Purchaser Tax Act.
     (b) The Purchaser shall be liable for and pay any Taxes related to (i) the Acquired Assets or the Assumed Liabilities that accrue or otherwise relate to any taxable year or period (or a portion thereof) ending or deemed to end after the Closing Date, except for Taxes imposed upon the Seller or their Affiliates as a result of the sale of the Acquired Assets to the Purchaser and (ii) a Purchaser Tax Act.
     (c) For purposes of this Section 6.1, Taxes attributable to a portion of a taxable year or period shall be determined on a “closing of the books” basis as of the Closing Date, except that Taxes, if any, imposed on a periodic basis (such as property Taxes) shall be allocated on a daily basis.

     (d) At the requesting party’s expense, the parties hereto shall furnish or cause to be furnished to each other, promptly upon reasonable request, any information and assistance relating to the Acquired Assets and Assumed Liabilities as the requesting party deems reasonably necessary in connection with the filing of any Tax Returns, the preparation for any audit by any Taxing authority, the response to any inquiry by a Taxing authority, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any Tax Returns or any other filing required to be made with any Taxing authority or any other matter related to Taxes. The Purchaser and the Seller will cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Acquired Assets or Assumed Liabilities prior to the Closing Date.
     (e) Notwithstanding anything in this Agreement to the contrary, all Tax Returns filed by the Seller for periods ending before the Closing Date shall remain the property of the Seller.
     (f) Notwithstanding anything in this Agreement to the contrary, all excise, sales, use, transfer, documentary, stamp or similar Taxes that are payable or that arise as a result of the consummation of the transactions contemplated by this Agreement and any recording or filing fees with respect thereto will be borne by the Purchaser. Such Taxes shall not be considered Excluded Liabilities.
     (g) The Purchaser shall, if the Seller requests and at the Seller’s expense (for reasonable out-of-pocket costs and expenses), cooperate with the Seller to file for and obtain any Tax refund that relates to any period prior to the Closing Date. If the Purchaser at any time receives a Tax Refund or credit related to the Acquired Assets or Assumed Liabilities that relates to any period (or a portion thereof) prior to the Closing Date, it shall promptly pay over such refund or the amount of such credit to the Seller.
     (h) The Seller shall be responsible for any applicable 2006 Federal or state information reporting for events or payments occurring with respect to the Acquired Assets for the period beginning on January 1, 2006 and ending on the day before the Closing Date. The Purchaser shall be responsible for any applicable 2006 Federal or state information reporting for events or payments occurring with respect to the Acquired Assets occurring on or after the Closing Date.
     Section 6.2 Employees.
     (a) The parties intend that there will be continuity of employment with respect to all of the Employees. It is agreed that prior to, or in connection with, the Closing, the Purchaser shall not take any action to cause the Seller or their Affiliates to terminate the employment of any Employee, and Seller shall not be under any obligation to terminate any Employee prior to or on the Closing Date. The Purchaser shall offer employment to all Employees effective as of the Closing Date. The Purchaser shall use its best efforts to hire all of the Employees effective as of the Closing Date. The Purchaser will communicate offers of employment in accordance with all applicable Requirements of Law and on a schedule mutually acceptable to the Seller and the Purchaser. Each

Employee who accepts the Purchaser’s offer of employment will be a “Transferred Employee” for purposes of this Agreement upon the date such Employee commences employment with the Purchaser or one of its Affiliates. Except as required by applicable Requirements of Law, as of the Closing Date, Purchaser shall continue to provide the Transferred Employees the benefits received under the Employee Plans, as they may be modified, amended or otherwise changed from time to time by Residential Capital, LLC, its subsidiaries or any designee thereof. All such Transferred Employees will be employed commencing on the Closing Date in a position requiring comparable skills and abilities as such Employee’s position, and with compensation and other benefits at least equal to that provided to such Transferred Employees in the Employee Plans, immediately prior to the Closing Date. Following the Closing, the administration of the Employee Plans and the approval of any compensation or benefit increases paid under, or in addition to, the Employee Plans, will remain with Residential Capital, LLC or its designees; provided, that any increase in the compensation or benefits of the Transferred Employees will be limited to: (i) increases in the ordinary course of business consistent with past practice or as required by any Contract or Employee Plan, (ii) new hires and promotions in the ordinary course of business and (iii) payment of stay-pay and similar retention compensation arrangements.
     (b) The Purchaser acknowledges and agrees that for purposes of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., or any other employee notification mandated by applicable laws (collectively, the “Employee Notification Acts”), any Transferred Employee shall be considered to be an employee of the Purchaser from and after the Closing Date. The Purchaser shall comply with all Employee Notification Acts regarding any terminations of employment of Transferred Employees on or following the Closing Date. Notwithstanding Article IX or any other provision of this Agreement, the Purchaser shall indemnify and defend the Seller and their Affiliates against all Losses under all Employee Notification Acts with respect to any Transferred Employee, occurring or arising on or after the Closing Date, that may be triggered in connection with this transaction. The Purchaser will have no responsibility to comply with any Employee Notification Acts or liability under this Agreement for any terminations of Employees that occur prior to the Closing Date. Seller or an Affiliate of Seller shall provide the Purchaser and its Affiliates with reasonable access from and after the Closing Date to such personnel and benefits files (other than medical records) for any Transferred Employees to the extent permitted by Applicable Law for the purpose of defending claims against the Purchaser or responding to other disputes or complaints arising out of the employment of a Transferred Employee by the Seller prior to the Closing Date.
     Section 6.3 Certain Obligations of the Purchaser.
     (a) The Purchaser will recognize each Transferred Employee’s service with the Seller and their Affiliates (and any other entity for which any such Seller or any such Affiliate recognizes service for such purposes) for purposes of eligibility, vesting, benefit commencement and level of benefits under the Employee Plans.

     (b) Transferred Employees (and their covered dependents) will be given credit under the Employee Plans in which they participate for applicable deductibles, co-payments and out-of-pocket expenses incurred prior to the Closing Date. No new waiting periods and pre-existing condition limitations (if any) under the Employee Plans will commence as a result of the transfer of Transferred Employees from the Seller to the Purchaser.
     (c) With respect to any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Employee immediately prior to the Closing Date (the “Vacation Policy”), the Purchaser shall allow such Employee to use such accrued vacation in accordance with the terms of the Vacation Policy; provided, however, that if the Purchaser deems it necessary to disallow such employee from taking such accrued vacation, the Purchaser shall be liable for and pay in cash to each such Employee an amount equal to such vacation time in accordance with terms of the Vacation Policy; provided, further, that Purchaser shall be liable for and pay in cash an amount equal to such accrued vacation time to any Transferred Employee whose employment terminates for any reason prior to the close of business on the last calendar day of the year during which the Closing Date occurs.
ARTICLE VII
CONDITIONS
     Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of the Seller and the Purchaser to effect the Purchase and Assumption are subject to the fulfillment or written waiver, at or prior to the Closing Date, of the following conditions:
     (a) Governmental and Regulatory Approvals. (i) The Requisite Regulatory Approvals shall have been obtained, and (ii) all other authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required to effect the transactions contemplated by this Agreement (other than the Requisite Regulatory Approvals) shall have been obtained or made and shall be in full force and effect and all waiting periods required by applicable Requirements of Law in connection therewith shall have expired or been terminated except to the extent that the failure to obtain any such other approvals or authorizations would not be reasonably expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities, the Seller or the Purchaser.
     (b) No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, by-law, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits or makes illegal consummation of the transactions contemplated by this Agreement.
     Section 7.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Purchase and Assumption are subject to the fulfillment or written waiver, at or prior to the Closing Date, of the following additional conditions:

     (a) Performance of Obligations. The Seller shall have performed in all material respects all their covenants and agreements set forth in this Agreement, to the extent required at or prior to the Closing Date.
     (b) Representations. The representations of the Seller set forth in this Agreement shall be true and correct as of (i) the date of this Agreement, and (ii) the Closing Date, except that representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date (in each case, without giving any effect to any qualifications or limitations as to materiality or Material Adverse Effect contained therein), except to the extent that any failure to be so true and correct has not had, or is not reasonably likely to have, a Material Adverse Effect on the Seller or the Acquired Assets and the Assumed Liabilities.
     (c) Certificate. The Purchaser shall have received a certificate signed on the Seller’s behalf by an executive officer of the Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.
     (d) Third-Party Consents. The consents and approvals of third Persons set forth on Schedule I shall have been obtained and shall be in full force and effect.
     Section 7.3 Conditions to Obligations of the Seller. The obligations of the Seller to effect the Purchase and Assumption are subject to the fulfillment or waiver in writing, at or prior to the Closing Date, of the following additional conditions:
     (a) Performance. The Purchaser shall have performed in all material respects all their covenants and agreements set forth in this Agreement to the extent required at or prior to the Closing Date.
     (b) Representations. The representations of the Purchaser set forth in this Agreement shall be true and correct as of (i) the date of this Agreement, and (ii) the Closing Date, except that any representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date (in each case, without giving any effect to any qualifications or limitations as to materiality or Material Adverse Effect contained therein), except to the extent that any failure to be so true and correct has not had, or is not reasonably likely to have, a Material Adverse Effect on the Purchaser and would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets and Assumed Liabilities following the Closing Date.
     (c) Certificate. The Seller shall have received a certificate signed on the Purchaser’s behalf by an executive officer of the Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.
     (d) Third-Party Consents. The consents and approvals of third Persons set forth on Schedule I shall have been obtained and shall be in full force and effect.

ARTICLE VIII
TERMINATION
     Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time before the Closing Date only:
     (a) By the written consent of the parties hereto;
     (b) By either the Purchaser or the Seller, if (i) any approval of a Governmental Authority, the lack of which would result in the failure to satisfy the condition set forth in Section 7.1(a), has been denied by the Governmental Authority, and (ii) in each case such party has no opportunity to cure the fault giving rise to such denial, including through reapplication or appeal;
     (c) By either the Purchaser or the Seller, if (i) any permanent injunction or Action by any Governmental Authority of competent jurisdiction prohibiting consummation of the transactions contemplated by this Agreement becomes final and nonappealable; (ii) any law or regulation makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or (iii) consummation of the transactions contemplated by this Agreement would violate any order, decree or judgment of any Governmental Authority having competent jurisdiction; provided, that in the case of clause (iii) the Purchaser or the Seller, as the case may be, shall be in compliance in all material respects with its obligations under Section 5.4.
     (d) By either the Purchaser or the Seller if the transactions contemplated by this Agreement are not consummated on or before April 1, 2007; provided, however, that neither Purchaser, on the one hand, nor the Seller, on the other hand, may terminate this Agreement pursuant to this Section 8.1(d) if its (or one of its Affiliate’s) breach of any representation, warranty or covenant contained herein has been the cause of or resulted in the failure to consummate such transactions by such date; or
     (e) By either the Purchaser, on the one hand, or the Seller, on the other hand, in the event of a breach or default in the performance by the other party of any representation, warranty, covenant or agreement hereunder, which breach or default (i) would, individually or in the aggregate with all other uncured breaches and defaults of such other party, constitute grounds for the conditions set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as the case may be, not to be satisfied at the Closing Date and (ii) has not been, or cannot be, cured within sixty (60) days after written notice, describing such breach or default in reasonable detail, is given by the terminating party to the breaching or defaulting party.
     Section 8.2 Effect of Termination. If this Agreement is terminated, no party hereto (or any of its Affiliates, directors, officers, representatives or agents) will have any liability or further obligation to any other party to this Agreement, except for (i) obligations which survive termination as expressly provided for in Section 9.1 and (ii) rights, liabilities or obligations arising prior to such termination.

ARTICLE IX
SURVIVAL; INDEMNIFICATION
Section 9.1 Survival.
     (a) The representations or warranties of the parties in this Agreement will survive for a period of eighteen (18) months following the Closing.
     (b) No agreement or covenant in this Agreement will survive the Closing Date, other than (i) the covenants in Section 5.1 and 5.2 which shall survive for a period of eighteen (18) months following the Closing Date, and (ii) the covenants set forth in Sections 2.4, 2.5, 2.6, 3.1(d), 5.3, 5.5, 5.6, 5.7, 5.8, and 8.2, Article VI, this Article IX and Article X.
     (c) No claim for indemnification pursuant to this Article IX for breach of any representation, warranty or covenant may be brought after the date on which such representation, warranty or covenant no longer survives; provided, that if any reasonably specific indemnification claim is validly made prior to the termination of the applicable survival period, the indemnifying party’s obligation hereunder with respect to such indemnification claim shall survive until such claim has been finally resolved.
     Section 9.2 Indemnification by the Seller. The Seller agrees, to indemnify the Purchaser against, and agrees to hold it harmless from, any and all damage, loss, liability, expense, judgment, settlement, claim, cost or penalty (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Action and enforcement of any rights of indemnification against any Indemnifying Party or with respect to any appeal) (“Losses”) incurred or suffered by the Purchaser arising out of or resulting from, without duplication, (i) any breach of a representation or warranty of the Seller contained in this Agreement or in any certificate delivered by the Seller pursuant to this Agreement, (ii) any breach of an agreement or covenant made by the Seller in this Agreement, (iii) any failure of the Seller or any of its Affiliates to comply with any Requirement of Law in connection with the consummation of the transactions contemplated hereby, or (iv) any Excluded Liability.
     Section 9.3 Indemnification by the Purchaser. The Purchaser agrees to indemnify the Seller against, and agrees to hold it harmless from, any and all Losses incurred or suffered by Seller arising out of or resulting from without duplication, (i) any breach of a representation or warranty of the Purchaser contained in this Agreement or in any certificate delivered by the Purchaser pursuant to this Agreement, (ii) any breach of an agreement or covenant made by the Purchaser in this Agreement, (iii) any failure of the Purchaser or any of its Affiliates to comply with any Requirement of Law in connection with the consummation of the transactions contemplated hereby, or (iv) any Assumed Liability.
     Section 9.4 Notice, Settlements and Other Matters.
     (a) A party seeking indemnification pursuant to Section 9.2 or 9.3 (an “Indemnified Party”) must give prompt written notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion or commencement of any Action, in respect of which indemnity may be sought hereunder specifying in reasonable detail the individual items of such Losses including the amount, the date each such item was paid, or properly accrued or arose, and the specific details of the breach of representation, warranty or covenant or other claim or matter to which such item is related. Notwithstanding the foregoing, the failure of the Indemnified Party to furnish the written notice referred to in the preceding sentence in a prompt manner shall not affect its right to indemnification to the extent the Indemnifying Party’s right to defend the matter is not materially prejudiced by such failure to give prompt notice. In the event that any third party claim is made against the Indemnified Party and the Indemnified Party notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party may elect at any time to negotiate a settlement or a compromise of such Action or to defend such Action, in each case at its sole cost and expense (subject to the limitations set forth in Section 9.2, if the Seller is the Indemnifying Party, or Section 9.3, if the Purchaser is the Indemnifying Party) and with its own counsel. If, within thirty (30) days of receipt from an Indemnified Party of the notice referred to above the Indemnifying Party (i) advises the Indemnified Party in writing that it will not elect to defend, settle or otherwise compromise or pay such Action or (ii) fails to make such an election in writing, the Indemnified Party may (subject to the Indemnifying Party’s continuing right of election in the preceding sentence), at its option, defend, settle, compromise or pay such Action; provided that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Unless and until the Indemnifying Party makes an election in accordance with this Section to defend, settle, compromise or pay such action or claim, all of the Indemnified Party’s reasonable costs arising out of the defense, settlement, compromise or payment thereof will be Losses subject to indemnification by the Indemnifying Party (subject to the provisions and limitations of Sections 9.2 and 9.3, as applicable). Each Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such Action. If the Indemnifying Party elects to defend any such Action, the Indemnified Party may participate in such defense with counsel of its choice at the Indemnified Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of (or otherwise elects to negotiate, settle or compromise) any Action as described above, the Indemnified Party will reimburse the Indemnifying Party for all costs and expenses incurred by the Indemnifying Party in connection with such defense to the extent such costs and expenses do not total an amount indemnifiable pursuant to Section 9.2 or Section 9.3, as applicable.
     (b) The Indemnified Party will have the right to reject any settlement approved by the Indemnifying Party if the Indemnified Party is not fully released from any liability resulting from that claim or is required to pay any costs, expenses or damages to any Person as a result of the Action that are not covered by the indemnity provided herein. The Indemnified Party will not have the right to settle any third party Action without the written consent of the Indemnifying Party if the Indemnifying Party is contesting such Action in good faith and has assumed the defense of such Action from the Indemnified Party or if the period for determining whether or not to assume the defense of such Action from the Indemnified Party has not expired.
     (c) In calculating the amount of any Losses of an Indemnified Party under this Article IX, there will be subtracted the amount of any (i) insurance proceeds (net of

Taxes actually incurred, and other than proceeds received through self-insurance or insurance provided by Affiliates of such Indemnified Party) actually received by the Indemnified Party with respect to such Losses and (ii) third-party payments actually received by the Indemnified Party respect to such Losses. In the event that the Indemnifying Party reimburses the Indemnified Party for any Losses prior to the occurrence of any events contemplated by clause (i) or (ii) above, the Indemnified Party will remit to the Indemnifying Party any such amounts that the Indemnified Party subsequently receives or realizes with respect to such Losses. Upon the payment in full of any claim hereunder, the Indemnifying Party will be subrogated to the rights of the Indemnified Party against any Person with respect to the subject matter of such claim.
     (d) Without limitation of their respective rights and obligations as set forth elsewhere in this Article IX, and subject to the procedures for indemnification claims set forth in this Article IX, the Indemnified Party will act in good faith, will use commercially reasonable efforts to mitigate any Losses, will use similar discretion in the use of personnel and the incurring of expenses as the Indemnifying Party would use if they were engaged and acting entirely at their own cost and for their own account, and will consult regularly with the Indemnifying Party regarding the conduct of any Actions or the taking of any action for which indemnification may be sought.
     (e) Notwithstanding anything to the contrary contained herein, the indemnification provided for herein shall not cover, and in no event shall any party hereto be liable for, any indirect damages, including consequential, incidental, exemplary or special damages, or punitive damages (except to the extent necessary to reimburse an Indemnified Party for judgments actually awarded to third parties in respect of such types of damages).
     (f) After the Closing Date, other than as provided in Section 2.4 and except with respect to claims based on fraud or seeking equitable remedies, this Article IX will constitute the Seller’s and the Purchaser’s exclusive remedy for any of the matters addressed herein or other claim arising out of or relating to this Agreement.
ARTICLE X
MISCELLANEOUS
     Section 10.1 Notices. All notices and other communications by the Purchaser, on the one hand, or the Seller on the other, hereunder will be in writing to the other party and will be deemed to have been duly given when delivered in person, when received via facsimile or overnight courier, or when posted by United States registered or certified mail, with postage prepaid, addressed as follows:
     if to the Seller to:
GMAC Bank
4 Walnut Grove Drive
Horsham, Pennsylvania 19044
Attention: General Counsel

     if to the Purchaser to:
GMAC Automotive Bank
6985 Union Park Center
Midvale, UT 84047
Attention: General Counsel
Notices and other communications may also be sent to such other address or addresses as the Purchaser or the Seller may from time to time designate by notice as provided herein, except that notices of change of address will be effective only upon receipt.
     Section 10.2 Expenses. Except as otherwise provided herein, all legal and any other third-party costs and expenses incurred in connection herewith and the transactions contemplated by this Agreement will be paid by the party incurring such expenses.
     Section 10.3 Successors and Assigns. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement and the rights and obligations hereunder may not be assigned by any party to any Person without the prior written consent of the other party hereto, and any purported assignment without such consent shall be void; provided, however, that the Purchaser may assign its rights to purchase all or any portion of the Acquired Assets hereunder to one or more of its Affiliates and that the Seller may assign its obligations under Section 2.4(d) to Residential Capital, LLC or any subsidiary thereof.
     Section 10.4 Entire Agreement; Amendment; Waiver. This Agreement, including the Annexes and Schedules hereto and thereto, embody the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement (or the other documents referred to in the preceding sentence) has been made or relied on by any party in entering into this Agreement. This Agreement may be amended, and any provision hereof waived, but only in writing signed by the party against whom such amendment or waiver is sought to be enforced.
     Section 10.5 Counterparts. This Agreement may be executed in two or more counterparts any of which may be delivered by facsimile transmission and all of which will together constitute one and the same instrument.
     Section 10.6 GOVERNING LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CONFLICT OF LAWS PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN

CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE FOREGOING, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.
     Section 10.7 Venue. Each party hereby irrevocably submits to the jurisdiction of the United States District Court for the Southern District of New York or, if such federal jurisdiction is unavailable, in the state courts of the State of New York located in New York, New York over any action arising out of this Agreement, and each party hereby irrevocably waives any objection which such party may now or hereafter have to the laying of improper venue or forum non conveniens. Each party agrees that a judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any manner provided by law. Any and all service of process and any other notice in any such suit, action or proceeding with respect to this Agreement shall be effective against a party if given as provided herein.
     Section 10.8 Severability. In case any one or more of the provisions contained herein will be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. In such event, the parties will substitute a provision that is as close as possible to the intent of the original unenforceable provisions.
     Section 10.9 Public Announcement. Except for any notice which is required by law or regulation, each of the Purchaser, on the one hand, and the Seller, on the other hand, agrees that it will not issue a press release, make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the other, which consent will not be unreasonably withheld or delayed. Each of the Purchaser, on the one hand, and the Seller, on the other hand, agrees, if possible, to notify and consult with the other at least one Business Day in advance of filing any notice required by law or regulation.
     Section 10.10 Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, will confer on any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities; provided that the provisions of Article IX will inure to the benefit of the Indemnified Parties.
     Section 10.11 Post-Closing Amounts Received and Paid. From and after the Closing Date, all amounts which are received by the Seller or any of their Affiliates in respect of any of the Acquired Assets (other than payments of the Purchase Price including payments relating to the post-Closing Purchase Price adjustment set forth in Section 2.4) shall be received by such Person, in trust for and on behalf of the Purchaser, and following the Closing, the Seller shall, as promptly as practicable, but in any event within three (3) Business Days of such receipt, pay, or cause to be paid, by wire transfer of immediately available funds to the Purchaser all such amounts received by or paid to the Seller or any of their Affiliates, and shall provide Purchaser by overnight mail information as to the nature and source of all such payments, including any invoice related thereto. All amounts received by the Purchaser or any of its Affiliates following the Closing in respect of any Excluded Assets shall be received by the Purchaser as agent, in trust for and on behalf of Seller, and the Purchaser shall, within three (3) Business Days of such receipt, pay or cause to be paid all such amounts over to the Seller by wire transfer of immediately available funds and shall provide the Seller by overnight mail information as to the nature and source of all such payments, including any invoice relating thereto.
     Section 10.12 Further Assurances. Each of the parties hereto shall, whenever and as often as reasonably requested to do so by another party hereto, execute, acknowledge and deliver any and all such other and further acts, assignments, endorsements, transfers and any instruments of further assurance, approvals and consents as are necessary or proper in order to complete, ensure and perfect (a) the Purchase and Assumption as contemplated hereby, and (b) the consummation of the other transactions contemplated hereby.
[signature page follows]

     IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the day and year first above written.

GMAC BANK

By:	/s/ Joseph W. Barr
Name: Joseph W. Barr
Title: President

GMAC AUTOMOTIVE BANK

By:	/s/ Mark B. Hales
Name: Mark B. Hales
Title: President